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16013851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8- 67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


OFFICIAL SEAL
TERRY T TANABE
Notary Public - State of Illinois
My Commission Expires Jan 3, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Contents



Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholders'
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2016

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	42,761
Prepaid expenses		23,976
Accounts receivable - affiliates		14,475
Income tax receivable		10,922
Deferred tax asset		17,477
Total assets	$	109,611
Liabilities and stockholders' equity		
Liabilities:		
Accrued liabilities - audit fee	$	25,000
Accrued liabilities - other accruals		2,295
Total liabilities		27,295
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and 67 shares outstanding		1
Additional paid-in capital		3,399
Retained earnings		78,916
Total stockholders' equity		82,316
Total liabilities and stockholders' equity	$	109,611

See accompanying notes.

TWG Securities, Inc.

Statement of Operations

Year Ended December 31, 2015

Revenues	
Consulting fees	$ 45,000
Total revenues	45,000
Expenses	
Rent	50,862
Licensing and registration	26,590
Audit fee	25,000
Salaries	17,280
Legal fees	15,049
General and administrative	13,895
Total expenses	148,676
Loss before income tax benefit	(103,676)
Income tax benefit	22,381
Net loss	$ (81,295)

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2015	$ 1	$ 3,399	$ 210,211	$ 213,611
Net Loss	–	–	(81,295)	(81,295)
Dividends declared and paid	–	–	(50,000)	(50,000)
Balance at December 31, 2015	$ 1	$ 3,399	$ 78,916	$ 82,316

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Operating activities		
Net loss	$	(81,295)
Adjustments to reconcile net loss to net cash provided by operations:		
Changes in operating assets and liabilities:		
Prepaid expenses		7,413
Accounts receivable		(14,475)
Accrued liabilities		(19,911)
Income tax receivable		(22,381)
Net cash provided by operating activities		(130,649)
Financing activities		
Dividends declared and paid		(50,000)
Net cash provided by financing activities		(50,000)
Net decrease in cash and cash equivalents		(180,649)
Cash and cash equivalents at beginning of year		223,410
Cash and cash equivalents at end of year	$	42,761

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2015

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. At December 31, 2015, the Company was jointly owned by Donald M. Spitzer (50%) and Kevin P. Diamond (50%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2015, the Company conducted 47 securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Revenue Recognition

All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Accounting Pronouncements not Adopted

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* which supersedes most current revenue recognition guidance, including industry-specific guidance. The new guidance requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services.

In August 2015, the FASB deferred the effective date of this standard from the first quarter of 2017 to the first quarter of 2018. Early adoption is permitted as of the original effective date. The Company can adopt the new guidance using either the retrospective method or the cumulative effect transition method. The Company is still evaluating the effect that the new guidance will have on our consolidated financial statements and related disclosures.

3. Income Taxes

The Company files a federal and Illinois state tax return.

The income tax benefit consists of the following for the year ended December 31, 2015:

Federal – deferred	$ (15,551)
State - deferred	(6,380)
Total income tax benefit	$ ($22,381)

A reconciliation of the income tax benefit based on the U.S. statutory corporate tax rate to the benefit reported for the year ended December 31, 2015, is as follows:

Statutory tax rate	15.00%
State income taxes, net of federal benefit	6.59%
Effective tax rate	21.59%

The Company paid $0 for federal and state income taxes during 2015.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2015. Any such amount would be recorded by the Company in its provision for income taxes.

The Company recognized a deferred tax asset of $17,477 at December 31, 2015. The amount is primarily attributable to tax loss carry forwards offset by a timing difference for prepaid expenses.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2015, the Company had net capital of $15,466 which was $10,466 in excess of its required net capital of $5,000. At December 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 176.5%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are both full-time employees of TWG. Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2015, the Company was allocated $17,280 for these expenses.

On March 3, 2015 a dividend of $25,000 was declared and paid to both Donald M. Spitzer and Kevin Diamond.

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2015, the Company received $45,000 in consulting fees under the management services agreement.

Under the terms of the management services agreement, the Company pays TWG a monthly fee for expenses related to rent for the operations and to cover the other related supplies. The total expense related to the rent and other supplies provided for the year was $50,862. The Company records the expense pro rata over the term of the agreement. At December 31, 2015 minimum annual rental commitments payable to TWG was $26,051 for 2016.

TWG has agreed to reimburse the Company for all costs related to the sale of TWG Securities, Inc. to TWG, see Note 7. At December 31, 2015 the legal fees paid by TWG Securities, Inc. to be reimbursed by TWG amounted to $14,475.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 25, 2016. At the meeting of the Board of Directors on December 12, 2015, it was resolved that TWG Securities, Inc. agreed to sell all common stock to TWG on January 4, 2016 for the price of $82,316. TWG purchases all interests in TWG Securities owned by shareholders. As a result of the sale, the use of net operating losses to offset future taxable income may be restricted by the provisions of Section 382.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2015

Computation of net capital:		
Stockholders' equity and total capital	$	82,316
Add:		
Less nonallowable assets:		
Accounts receivable - affiliates		14,475
Prepaid expenses		23,976
Income tax receivable		10,922
Deferred tax asset		17,477
Net capital		15,466
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	10,466
Aggregate indebtedness:		
Accrued liabilities - audit fee		25,000
Accrued liabilities - other accruals		2,295
Total aggregate indebtedness	$	27,295
Percentage of aggregate indebtedness to net capital		176.5%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2015 submitted on January 27, 2016.

TWG Securities, Inc.

Schedule II - Computation for
Determination of Reserve Requirements per SEC Rule 17a5(d)

December 31, 2015

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

TWG Securities, Inc.

Schedule III - Information Relating to
Possession or Control of Securities per SEC Rule 17a-5(d)

December 31, 2015

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.



Building a better
working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying TWG Securities Inc. Exemption Report, in which TWG Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016

TWG Securities Inc. Exemption Report

TWG Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.



TWG Securities, Inc.

I, DONALD M SPITZER, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By: Donald M. Spitzer
Title: Principal
February 25, 2016

Financial Statements and Supplementary Information

TWG Securities, Inc.
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm